Exhibit A

Authorization

Secretary’s Certificate of Board of Directors Resolution

I, Andrea R. Mango, hereby state that I am the duly elected Secretary of Comstock Funds, Inc. (the “Company”) and as said Secretary do hereby certify that the following is a resolution duly adopted by the Board of Directors of the Company at a meeting held on November 13, 2019, and that said resolution has not been amended or modified and is in full force and effect:

RESOLVED,
That the officers of the Company, in consultation with counsel, be, and hereby are, authorized to continue to prepare and file an application to the Securities and Exchange Commission for an order under Section 8(f) of the Investment Company Act of 1940, as amended, declaring that the Company and its sole series, Comstock Capital Value Fund, have ceased to be an investment company and terminating their registration under the Investment Company Act of 1940, as amended and amendments thereto.

/s Andrea R. Mango
Andrea R. Mango
Secretary

March 17, 2020